SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

The Disclosure and Transparency Rules ("DTR") made by the Financial Conduct Authority govern amongst other matters the disclosure of inside information. Accordingly in compliance with Rule 2.2, BP plc makes the following announcement

2 July, 2015

BP TO SETTLE FEDERAL, STATE AND LOCAL DEEPWATER HORIZON
CLAIMS FOR UP TO $18.7 BILLION WITH PAYMENTS TO BE SPREAD
OVER 18 YEARS

Five years on from the Deepwater Horizon accident and spill in 2010, BP has reached agreements in principle to settle all federal and state claims arising from the event.

BP today announced that its US Upstream subsidiary, BP Exploration and Production Inc (BPXP) has executed the agreements with the US federal government and five Gulf Coast states.

The agreement with the states of Alabama, Florida, Louisiana, Mississippi and Texas also includes settlement of claims made by more than 400 local government entities.

The principal payments are as follows:

        • BPXP is to pay the United States a civil penalty of $5.5 billion under the Clean Water Act (CWA) - payable over 15 years.

        • BPXP will pay $7.1 billion to the United States and the five Gulf states over 15 years for natural resource damages (NRD). This is in addition to the $1 billion already committed for early restoration. BPXP will also set aside an additional amount of $232 million to be added to the NRD interest payment at the end of the payment period to cover any further natural resource damages that are unknown at the time of the agreement.

        • A total of $4.9 billion will be paid over 18 years to settle economic and other claims made by the five Gulf Coast states.

        • Up to $1 billion will be paid to resolve claims made by more than 400 local government entities.

The expected impact of these agreements would be to increase the cumulative pre-tax charge associated with the Deepwater Horizon accident and spill by around $10 billion from $43.8 billion at the end of the first quarter. Separately to these agreements, the total charge reported in BP's second quarter results will also reflect other items including charges for additional business economic loss determinations.

The principal payments arising from the agreements will be made over extended periods of time as set out in the attached schedule of payments.

NRD and CWA payments are scheduled to start 12 months after the agreements becomes final. Total payments for NRD, CWA and State claims will be made at a rate of around $1.1 billion a year for the majority of the payment period.

Carl-Henric Svanberg, BP's chairman, said: "Five years ago we committed to restore the Gulf economy and environment and we have worked ever since to deliver on that promise. We have made significant progress, and with this agreement we provide a path to closure for BP and the Gulf. It resolves the company's largest remaining legal exposures, provides clarity on costs and creates certainty of payment for all parties involved.

"In deciding to follow this path, the Board has balanced the risks, timing and consequences associated with many years of litigation against its wish for the company to be able to set a clear course for the future.

"The Board therefore believes that this agreement is in the best long-term interest of BP and its shareholders. The Board set out its position on the dividend at the first quarter and this remains unchanged by the agreement."

Bob Dudley, BP's group chief executive, said: "This is a realistic outcome which provides clarity and certainty for all parties.

"For BP, this agreement will resolve the largest liabilities remaining from the tragic accident and enable BP to focus on safely delivering the energy the world needs.

"For the United States and the Gulf in particular, this agreement will deliver a significant income stream over many years for further restoration of natural resources and for losses related to the spill.

"When concluded, this will resolve not only the Clean Water Act proceedings but also the Natural Resource Damage claims as well as other claims brought by Gulf States and local government entities."

BP's chief financial officer, Brian Gilvary, said: "The negotiations were carried out with the goal of reaching a collective solution that would be acceptable for all parties. For BP this will provide certainty with respect to BP's financial obligations for the matters settled, particularly with the ability to spread payments smoothly over many years.

"The impact of the settlement on our balance sheet and cashflow will be manageable and enables BP to continue to invest in and grow its business, underpinned by a resilient and robust financial framework."

The agreements in principle are subject to execution of definitive agreements. These will comprise a Consent Decree with the United States and Gulf states with respect to the civil penalty and natural resource damages, a settlement agreement with five Gulf states with respect to State and local claims for economic and property losses, and release agreements with local government entities.

The Consent Decree will be subject to public comment and final court approval. The Consent Decree and settlement agreement with the Gulf states are conditional upon each other and neither will become effective unless (1) there is final court approval for the Consent Decree and (2) local government entities execute releases to BP's satisfaction.

The agreements do not cover the remaining costs of the 2012 class action settlements with the Plaintiffs' Steering Committee for economic and property damage and medical claims. They also do not cover claims by individuals and businesses that opted out of the 2012 settlements and/or whose claims were excluded from them. BP will continue to defend those claims vigorously. Today's agreements in principle also do not resolve private securities litigation pending in MDL 2185.

Payment schedule

Year after consent decree	Civil Penalty payments	Natural Resource Damages (NRD) payments	NRD additional final payment	State Claims payments
0				$1,000,000,000
1	$379,310,345	$489,655,172
2	$189,655,712	$244,827,586
3	$379,310,345	$489,655,172		$260,000,000
4	$379,310,345	$489,655,172		$260,000,000
5	$379,310,345	$489,655,172		$260,000,000
6	$379,310,345	$489,655,172		$260,000,000
7	$379,310,345	$489,655,172		$260,000,000
8	$379,310,345	$489,655,172		$260,000,000
9	$379,310,345	$489,655,172		$260,000,000
10	$379,310,345	$489,655,172		$260,000,000
11	$379,310,345	$489,655,172		$260,000,000
12	$379,310,345	$489,655,172		$260,000,000
13	$379,310,345	$489,655,172		$260,000,000
14	$379,310,345	$489,655,172		$260,000,000
15	$379,310,343	$489,655,172		$260,000,000
16			$232,000,000	$260,000,000
17				$260,000,000
Totals	$5.50 billion	$7.10 billion	$0.23 billion	$4.90 billion

Notes

Interest will accrue at a fixed rate on the unpaid balance of the civil penalty and natural resource damages payments, compounded annually and payable in years 15 (CWA) and 16 (NRD).

The interest rate will be fixed at the average market yield on U.S. Treasury securities at 2-year and 3-year constant maturities, quoted on an investment basis by the US Federal Reserve (H.15 Release), for the period from 28 May 2014 to 27 May 2015.

To address possible natural resource damages unknown at the time of the settlement, beginning ten years after the settlement, the federal government and the Gulf states may request accelerated payment of accrued but unpaid interest on the natural resource damages payments.

Parent company guarantees for these payments will be provided by BP Corporation North America Inc. as the primary guarantor and BP p.l.c. as the secondary guarantor.

The federal government and the Gulf states may jointly elect to accelerate the civil penalty and natural resource damages payments in the event of a change of control or insolvency of BP p.l.c.

In addition to these agreed settlement payments, set out in the table above and the payment of up to $1 billion for local government claims, BPXP has also agreed to pay $350 million to cover outstanding NRD assessment costs and $250 million to cover the full settlement of outstanding response costs, claims related to the False Claims Act and royalties owed for the Macondo well. These additional payments will be paid over nine years, beginning in 2015.

The Deepwater Horizon Trust Fund, established to meet claims in 2010 after the oil spill, is expected to be used to make payments (other than CWA fines and penalties), including $1 billion of state claims and up to $1 billion to settle local claims.

Cautionary statement

This press release contains certain forward looking statements including statements regarding expectations with respect to finalizing the Consent Decree, timing of court approval, schedule of payments under the agreement and financial impact of the settlement on BP. By their nature forward looking statements involve risk and uncertainty because they relate to future events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ from those expressed in such statements depending on a variety of factors including those discussed in this release.

Further enquiries:

BP Press Office, London +44 (0)207 496 4076, bppress@bp.com
BP Press Office, US +1 281 366 4463: uspress@bp.com

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 July 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary